June 28, 2019
Via E-mail
Erez Antebi
Chief Executive Officer
Allot Ltd.
22 Hanagar Street
Neve Ne'eman Industrial Zone B
Hod-Hasharon 45240
Israel

       Re:     Allot Ltd.
               Form 20-F for the Fiscal Year Ended December 31, 2018 Filed March 19, 2019
               File No. 1-33129

Dear Mr. Antebi:

        We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

General

   1. Your website provides a section on supported protocols which includes an entry dated
      October 19, 2015 for the Allot DART Protocol Pack, and it states that you refined certain
      VPN applications including Freegate which is used by millions in several countries including North Korea. Third party websites continue to state that Freegate is used in
      North Korea. Also, the transcript of your fourth quarter 2018 earnings call quotes your
      Chief Executive Officer as stating that Vodafone is one of your largest security customers, and that in December Telefonica launched their service in Spain based on the
      Allot NetworkSecure product. Those companies appear to offer telecommunications services in Syria and Sudan. Syria, Sudan and North Korea are designated by the U.S.
      Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. Your Form 20-F does not provide disclosure about
 Erez Antebi
Allot Ltd.
June 28, 2019
Page 2

         those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, and with North Korea since November 20,
         2017, the date that it was designated, including with their governments, whether through subsidiaries, distributors, resellers, affiliates, or other direct or indirect arrangements.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

         the company is responsible for the adequacy and accuracy of the disclosure in the filing;

         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-
3470 if you have any questions about the comments or our review.

                                                               Sincerely,

                                                               /s/ Cecilia Blye

                                                               Cecilia Blye,
Chief
                                                               Office of Global
Security Risk

cc:      Alberto Sessa
         Chief Financial Officer

         Barbara Jacobs
         Assistant Director